SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 3, 2014

List of materials

Documents attached hereto:

i) Press release announcing Sony Corporation of America Announces Closing on Sale of Gracenote, Inc.

Sony Corporation of America Announces Closing on Sale of Gracenote, Inc.

New York, February 3, 2014 – Sony Corporation of America, a wholly-owned subsidiary of Sony Corporation (“Sony”), today announced that it has closed on the sale of all of the shares of Gracenote, Inc., a wholly-owned subsidiary of Sony Corporation of America, to Tribune Company for $170 million, subject to customary post-closing adjustments.  The sale was announced on December 23, 2013.

As previously announced, Sony will record a gain within operating income of approximately $60 million during the fourth quarter of the fiscal year ending March 31, 2014 as a result of the sale.  Sony included an anticipated gain from this sale in the forecast for the fiscal year ending March 31, 2014, which was announced on October 31, 2013.